

September 3, 2010

David H. Gransee
Vice President and Chief Financial Officer
Manitex International, Inc.
9725 Industrial Drive
Bridgeview, Illinois 60455

Re: Manitex International, Inc.
Form 10-K for the fiscal year ended December 31, 2009
File No. 001-32401

Dear Mr. Gransee:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Martin James
Senior Assistant Chief Accountant